

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 22, 2020

Jurgi Camblong, Ph.D., M.B.A.
Chief Executive Officer
SOPHiA GENETICS SA
Rue du Centre 172
CH-1025 Saint-Sulpice
Switzerland

Re: **SOPHiA GENETICS SA**
            Registration Statement on Form F-1
            Exhibit Nos. 10.1 - 10.9
            Filed July 2, 2021
            File No. 333-257646

Dear Dr. Camblong:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Yasin Keshvargar, Esq.